This filing is made
pursuant to Rule 424(b)(3)
under the Securities
Act of 1933 in connection
with Registration No. 333-105017.

SUPPLEMENT DATED MARCH 3, 2004 TO THE PROSPECTUS DATED NOVEMBER 7, 2003

Amendment to the Additional Standards for Investor Suitability Standards: Iowa no longer requires a minimum investment for IRAs of $3,000.

Amendment to the Prospectus: As of February 12, 2004, Vestin Fund III, LLC raised more than the minimum offering amount, of $10 million. Accordingly, subscriptions will no longer be held in escrow but will be deposited directly with the Company. The Company will continue to sell units under the Offering up to a maximum of $100 million.